Exhibit 99.4

Bezeq The Israel Telecommunication Corporation Ltd.

Condensed Separate Interim
 Financial Information as at
 September 30, 2014

(Unaudited)

The information contained in this report constitutes a translation of the report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Condensed Separate Interim Financial Information as at September 30, 2014 (unaudited)

Somekh Chaikin 8 Hartum Street, Har Hotzvim PO Box 212, Jerusalem 91001 Israel	Telephone 972 2 531 2000 Fax 972 2 531 2044 Internet www.kpmg.co.il

To:
The Shareholders of “Bezeq”- The Israel Telecommunication Corporation Ltd.

Subject: Special auditors’ report on separate interim financial information according to Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970

Introduction

We have reviewed the separate interim financial information presented in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970 of “Bezeq”- The Israel Telecommunication Corporation Ltd. (hereinafter – “the Company”) as of September 30, 2014 and for the nine and three month periods then ended. The separate interim financial information is the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express a conclusion on the separate interim financial information based on our review.

We did not review the separate interim financial information of an investee company the investment in which amounted to NIS 581 million as of September 30, 2014, and the profit from this investee company amounted to NIS 423 million and NIS 0.3 million for the nine and three month periods then ended, respectively. The financial statements of that company were reviewed by other auditors whose review report thereon was furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial statements of that company, is based solely on the said review report of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" of the Institute of Certified Public Accountants in Israel. A review of separate interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.
A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information was not prepared, in all material respects, in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970.

Without qualifying our abovementioned conclusion, we draw attention to lawsuits filed against the Company which cannot yet be assessed or the exposure in respect thereof cannot yet be estimated, as set forth in Note 4.

Somekh Chaikin
Certified Public Accountants (Isr.)

November 9, 2014

Condensed Separate Interim Financial Information as at September 30, 2014 (unaudited)

Condensed Interim Information of Financial Position

	September 30, 2014	September 30, 2013	December 31, 2013
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Assets
Cash and cash equivalents	968	85	237
Investments, including derivatives	2,442	944	1,129
Trade receivables	714	761	738
Other receivables	184	194	166
Dividend receivable	295	-	-
Inventory	6	15	7
Loans provided to investees	262	405	498
Assets classified as held for sale	33	83	66
Total current assets	4,904	2,487	2,841

Investments	74	75	67
Trade and other receivables	29	72	61
Property, plant and equipment	4,574	4,377	4,426
Intangible assets	302	338	334
Investment in investees	6,202	5,813	5,890
Loans granted to investees	304	744	555
Deferred tax assets	12	82	50
Total non-current assets	11,497	11,501	11,383

Total assets	16,401	13,988	14,224

Condensed Separate Interim Financial Information as at September 30, 2014 (unaudited)

Condensed Interim Information of Financial Position (contd.)

	September 30, 2014	September 30, 2013	December 31, 2013
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Liabilities
Debentures, loans and borrowings	1,568	1,061	1,127
Loan from a subsidiary	434	-	-
Trade payables	100	86	129
Other payables, including derivatives	623	543	484
Current tax liabilities	581	638	522
Provisions (Note 4)	99	107	109
Employee benefits	320	214	222
Dividend payable	1,267	-	-
Total current liabilities	4,992	2,649	2,593

Debentures and loans	9,053	8,995	8,926
Employee benefits	198	219	201
Other liabilities, including derivatives	134	75	81
Total non-current liabilities	9,385	9,289	9,208

Total liabilities	14,377	11,938	11,801

Equity
Share capital	3,851	3,839	3,842
Share premium	222	118	143
Reserves	452	594	565
Deficit Balance	(2,501)	(2,501)	(2,127)
Total equity attributable to equity holders of the Company	2,024	2,050	2,423

Total liabilities and equity	16,401	13,988	14,224

Shaul Elovitch	Stella Handler	David (Dudu) Mizrahi
Chairman of the Board of Directors	CEO	Deputy CEO and CFO

Date of approval of the financial statements: November 9, 2014

The attached notes are an integral part of these condensed separate interim financial information.

Condensed Separate Interim Financial Information as at September 30, 2014 (unaudited)

Condensed Interim Information of Income

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2014	2013	2014	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues (Note 2)	3,231	3,377	1,081	1,127	4,478

Cost of Activities
Depreciation and amortization	518	509	178	174	683
Salaries	678	755	227	243	980
Operating and general expenses (Note 3)	581	672	203	224	895
Other operating income, net	(19)	(98)	(25)	(8)	(78)
	1,758	1,838	583	633	2,480

Operating profit	1,473	1,539	498	494	1,998
Finance expenses (income)
Finance expenses	355	414	125	150	534
Finance income	(196)	(252)	(69)	(93)	(317)
Finance expenses, net	159	162	56	57	217

Profit after financing expenses, net	1,314	1,377	442	437	1,781
Share in earnings of investees, net	725	360	104	89	400
Profit before income tax	2,039	1,737	546	526	2,181
Income tax	344	318	118	77	410
Profit for the period	1,695	1,419	428	449	1,771

Condensed  Interim Information of Comprehensive Income

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2014	2013	2014	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Profit for the period	1,695	1,419	428	449	1,771
Actuarial gains, net of tax	-	-	-	-	17
Other items of other comprehensive loss for the period, net of tax	(33)	(19)	(24)	(9)	(11)
Total comprehensive income for the period	1,662	1,400	404	440	1,777

The attached notes are an integral part of these condensed separate interim financial information.

Condensed Separate Interim Financial Information as at September 30, 2014 (unaudited)

Condensed Interim Information of Cash Flows

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2014	2013	2014	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the period	1,695	1,419	428	449	1,771
Adjustments:
Depreciation and amortization	518	509	178	174	683
Share in earnings of investees, net	(725)	(360)	(104)	(89)	(400)
Financing expenses, net	168	201	63	65	267
Capital gain, net	(148)	(127)	(28)	(15)	(161)
Share-based payment transactions	(1)	23	-	7	29
Income tax expenses	344	318	118	77	410
Sundries	-	(7)	-	3	(7)

Change in inventory	1	(3)	(1)	4	6
Change in trade and other receivables	59	(9)	12	25	25
Change in trade and other payables	28	(7)	44	39	40
Change in provisions	(11)	(31)	(8)	2	(29)
Change in employee benefits	96	(3)	(17)	(18)	3

Net cash from (used in) operating activities due to transactions with investees	(2)	(30)	4	(17)	(35)

Net income tax paid	(262)	(145)	(90)	(75)	(328)
Net cash from operating activities	1,760	1,748	599	631	2,274
Cash flows from investing activities
Investment in intangible assets	(59)	(63)	(20)	(22)	(86)
Proceeds from the sale of property, plant and equipment	139	214	69	48	304
Acquisition of financial assets held for trading and others	(1,430)	(1,256)	(810)	(165)	(1,486)
Proceeds from the sale of financial assets held for trading and others	125	1,396	31	637	1,441
Purchase of property, plant and equipment	(568)	(504)	(190)	(176)	(703)
Sundries	(4)	14	(6)	1	23
Net cash from investment activities due to transactions with investees	598	977	9	468	1,080
Net cash from (used in) investment activities	(1,199)	778	(917)	791	573

The attached notes are an integral part of these condensed separate interim financial information.

Condensed Separate Interim Financial Information as at September 30, 2014 (unaudited)

Condensed Interim Information of Cash Flows (contd.)

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2014	2013	2014	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Cash flow from financing activities
Issuance of debentures and receipt of loans	1,146	869	1,146	-	1,360
Repayment of debentures and loans	(373)	(444)	(50)	(50)	(928)
Dividend paid	(802)	(2,830)	-	(1,469)	(2,830)
Interest paid	(234)	(253)	(21)	(25)	(433)
Sundries	(1)	(4)	4	1	-
Loan received from a subsidiary	434	-	-	-	-
Net cash from (used for) financing activities	170	(2,662)	1,079	(1,543)	(2,831)

Increase (decrease) in cash and cash equivalents	731	(136)	761	(121)	16
Cash and cash equivalents at beginning of period	237	221	207	206	221
Cash and cash equivalents at the end of the period	968	85	968	85	237

The attached notes are an integral part of these condensed separate interim financial information.

Notes to the Condensed Separate Interim Financial Information as at September 30, 2014 (unaudited)

1.	Manner of preparing financial information

1.1.	Definitions

“The Company” -   Bezeq The Israel Telecommunication Corporation Limited.

"Investee", “the Group", "Subsidiary”: as these terms are defined in the Company's consolidated financial statements for 2013.

1.2.	Main principles used for preparing financial information

The condensed separate interim financial information is presented in accordance with Regulation 38(D) ("the Regulation") and the Tenth Addendum of the Securities Regulations (Periodic and Immediate Reports), 1970 ("the Tenth Addendum") with respect to the separate interim financial information of the corporation. They should be read in conjunction with the separate financial information at and for the year ended December 31, 2013 and in conjunction with the condensed interim consolidated financial statements as at September 30, 2014 ("the Consolidated Financial Statements").

The accounting policies used in these condensed separate interim financial information are in accordance with the accounting policies set out in the separate financial information as of and for the year ended December 31, 2013.

2.	Revenues

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2014	2013	2014	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Fixed-line telephony	1,259	1,503	418	490	1,971
Internet - infrastructure	1,030	963	353	332	1,287
Transmission and data communication	765	740	251	252	990
Other services	177	171	59	53	230
	3,231	3,377	1,081	1,127	4,478

Notes to the Condensed Separate Interim Financial Information as at September 30, 2014 (unaudited)

3.	Operating and General Expenses

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2014	2013	2014	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Maintenance of buildings and sites	165	175	57	61	233
Interconnectivity and payments to communications operators	123	170	42	55	220
Marketing and general	140	132	53	47	186
Terminal equipment and materials	33	72	11	22	90
Services and maintenance by sub-contractors	45	47	14	15	64
Vehicle maintenance	56	57	20	18	76
Collection commissions	19	19	6	6	26
	581	672	203	224	895

4.
Contingent Liabilities

During the normal course of business, legal claims were filed against the Company or there are various pending claims (in this section: “Legal Claims”).

In the opinion of the Company's management, based, inter alia, on legal opinions as to the likelihood of success of these litigations, the financial statements include appropriate provisions in the amount of NIS 99 million, where provisions are required to cover the exposure arising from such litigation.

In the opinion of the Company’s management, the additional exposure (exceeding the foregoing provisions), as of September 30, 2014 due to legal claims filed against the Company on various matters, which are unlikely to be realized, amounts to a total of NIS 1.2 billion. Of this amount, NIS 374 million is for a claim filed against the Company and other associates without specifying the portion of the amount claimed from each of the plaintiffs. In addition, there is further exposure in the amount of NIS 187 million for claims, the success of which cannot be assessed at this stage. All the foregoing amounts are linked to the consumer price index and are before the addition of interest.

Furthermore, other claims have been filed against the Company as class actions with respect to which the Company has additional exposure beyond the aforesaid amounts, which cannot be quantified as the exact amounts of the claims are not stated in the claims.

For further information concerning contingent liabilities see Note 5 to the Consolidated Financial Statements, Contingent Claims.

5.	Material agreements and transactions with Investees during and subsequent to the reporting period

5.1
In May 2014 Pelephone Communications Ltd. paid the Company a cash dividend in the amount of NIS 206 million, which it had announced in February 2014.In addition, in October 2014, Pelephone paid the Company a cash dividend in the amount of NIS 213 million, which it had announced in July 2014.

5.2
In May 2014 Bezeq International Ltd. paid the Company a cash dividend in the amount of NIS 77 million, which it had announced in February 2014. In addition, in October 2014, Bezeq International paid the Company a cash dividend in the amount of NIS 82 million, which it had announced in July 2014.

5.3
On May 21, 2014, Walla! Communications Ltd. ("Walla") paid the balance of the loans it received from the Company, in the amount of NIS 58 million. In addition, Walla provided the Company with a loan in the amount of NIS 434 million, bearing annual interest of 4.31%, which is repayable in December 2014.